UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AVG Technologies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

N07831105

(CUSIP Number)

Avast Holding B.V.

Schiphol Boulevard 369

Tower F, 7th floor

1118 BJ Schiphol

The Netherlands

Attention: Alan Rassaby

+31 20 654 3225

with copies to:

Chang-Do Gong

David Johansen

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036-2787

+1 212 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07831105

1	NAME OF REPORTING PERSONS Avast Software B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 49,241,015
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 49,241,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,241,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.5%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. N07831105

1	NAME OF REPORTING PERSONS Avast Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 49,241,015
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 49,241,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,241,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.5%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. N07831105

Explanatory Note

This Amendment No. 1 hereby amends and supplements the Schedule 13D related to the tender offer by Avast Software B.V. (the “Purchaser”) and Avast Holding B.V. (the “Parent”), for all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V. (the “Issuer”) at a price of $25.00 per share, in cash, without interest and less applicable withholding taxes or other taxes (the “Offer”), filed with the Securities and Exchange Commission on October 11, 2016 (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The Purchaser and the Parent may be deemed to beneficially own, in the aggregate, 49,241,015 Shares, representing approximately 96.5% of the Issuer’s outstanding Shares (based upon the 54,763,151 Shares stated to be outstanding as of September 29, 2016 by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Shares).

The Purchaser has voting power and dispositive power with regard to 49,241,015 Shares. The Parent, by virtue of its relationship to the Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which the Purchaser directly beneficially owns.

During the subsequent offering period of the Offer, from October 11, 2016 to October 14, 2016, the Purchaser acquired 1,905,207 Shares tendered pursuant to the Offer at a purchase price of $25.00 per Share in cash, without interest and less applicable withholding taxes or other taxes.

Except as described above, there were no other transactions with respect to Shares affected during the past 60 days by the Purchaser, the Parent or any of the persons listed in Schedule I to the Offer to Purchase.

To the best knowledge of the Purchaser and the Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Purchaser and the Parent.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description

B.12	Amendment No. 11 to the Schedule TO, dated October 17, 2016 (incorporated herein by reference to the Amendment No. 11 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on October 17, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016	Avast Software B.V.

	By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

	By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B

Avast Holding B.V.

	By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

	By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B